DEALMAKER ORDER FORM
Regulation CF Offerings (each, an "Offering")

Customer: **Orange Comet, Inc.**	Contact: Will Meris
Address: 4100 W Alameda Ave., Suite 203 Burbank, CA 91505	Phone:
Commencement Date (optional):	E-Mail: will@orangecomet.com

This Order Form sets forth the terms of service by which a number of separate DealMaker affiliates are engaged to provide services to Customer (collectively, the "**Services**"). By its signature below in each applicable section, Customer hereby agrees to the terms of service of each company referenced in such section. Unless otherwise specified above, the Services shall commence on the date hereof.

By preceding with its order, Customer agrees to be bound contractually with each respective company. The Applicable Terms of Service include and contain, among other things, warranty disclaimers, liability limitations and use limitations.

In particular, Customer understands and agrees that it is carrying out a self-hosted capital raise and bears primary responsibility for the success of its own raise. No DealMaker entity is ever responsible for the success of Customer's campaign and no guarantees or representations are ever in place with respect to (i) capital raised (ii) investor solicitation or (iii) completion of investor transactions with Customers. Customer agrees and acknowledges that online capital formation is uncertain, and that nothing in this agreement prevents Customer from pursuing concurrent or sequential alternative forms of capital formation. Customer should use its discretion in choosing to engage the vendors described in this Agreement and agrees that such entities bear no responsibility to Customer with respect to raising capital.

There shall be no force or effect to any different terms other than as described or referenced herein (including all terms included or incorporated by reference) except as entered into by one of the companies referenced herein and Customer in writing.

A summary of Services purchased is described on Schedule A attached. The applicable Terms of Service are described on the Schedules thereafter, and are incorporated herein.

Services NEVER include providing any investment advice nor any investment recommendations to any investor.

Schedule "A"
Summary of Fees

- **Activation Fees: Onboarding, Due Diligence and Asset Creation: $47,500**
  This fee includes
  i. $10,000 payable to DealMaker Securities LLC for Pre-Offering Due Diligence.
  ii. $5,000 payable to DealMaker for infrastructure for self-directed electronic roadshow.
  iii. $30,000 payable to DealMaker Reach LLC for consulting and developing materials for self-directed electronic roadshow; and
  iv. $2,500 payable to DealMaker Transfer Agent for Onboarding.

- **Monthly Subscription Fees: $2,000**
  - *Monthly account management and software access fees are payable to DealMaker and commence on the first month following the Commencement Date*

- **Usage Fees: 8.5% Cash Fees** From All Proceeds:
  - Cash Fees are payable to DealMaker Securities LLC and Customer may elect to offset all or a portion of these fees by levying an administrative fee to investors.
  - Cash fees <u>are inclusive</u> of all payment processing fees, transaction fees, electronic signature fees and AML search fees. Cash Fees do <u>not</u> include processing investor refunds for Customers, which are chargeable at $50.00 per refund.

***Initially fees in Regulation CF Offering are set at 8.5% of all Proceeds. However, upon commencement of a Regulation A+ offering hosted by DealMaker Securities LLC, a credit in the amount equivalent to 2% of the Regulation CF Offering shall be applied against DealMaker's fees in the Regulation A+ offering, resulting in the effective transaction fee of 6.5% for the Regulation CF offering.*

- **Marketing Services $10,000 Monthly**
  Marketing Services are separately available from DealMaker Reach per the terms set forth on Schedule B.

Engage Premium Services:

- $250 monthly subscription fee for DealMaker Engage shareholder management portal.
- Engage Premium Services include the issuance of securities by DealMaker Transfer Agent to investors in any Offering conducted on DealMaker, as well as the maintenance of Customer's register of securities
- Fees for additional Transfer Agent services are listed on the DMTA Engage Premium Rate card here and are subject to regular update in the ordinary course.

Note: Prices are standard base fees and subject to additional customization fees. A condition of the use of DealMaker Transfer Agent LLC services is that Customer continue to pay any and all outstanding fees owing to DealMaker, including software fees for use of the DealMaker Engage Shareholder Management software portal on a monthly basis.

Schedule "B"
Marketing Scope of Services

FEES Include:

(1) Website design and development:
- Copywriting, wireframing, and website design
- Website development in Webflow
- Integration of tracking, analytics, and pixels
- Ongoing upkeep and management of website content

(2) Conversion rate optimization:
- Continuous website content testing to improve conversion rate

(3) Email marketing:
- Audience building via email capture on landing page
- Copywriting and design for investor educational series (4 to 6-part email series delivered to emails are captured on the website)
- Ongoing email list nurturing via updates repurposed from the Customer's campaign-wide announcements, other relevant news, and webinars
- Design and implement email capture in Klaviyo
- Integrate DealMaker webhooks to build investor funnel and tracking of investor progress/status

(4) Google Ads:
- Search, Display, Google Discovery, and YouTube
- Creation of ad designs, copy, and audience targeting across Google Ads platform
- Ongoing testing of ad copy and creative

(5) Paid Social:
- Facebook and Instagram prospecting and retargeting
- Creation of ad designs, copy, and audience targeting
- Ongoing testing of ad copy and creative

(6) Video production:

Pre-production:
- Custom Working Scripts for campaign video and 3 social ads
- Call Sheet and shooting script for production day

Production
- One (1) full day of video shooting with crew of 1-4 people, potentially including director of photography, gaffer, sound recorder, production assistant
- Remote performance coach (producer of the project)
- Transportation and crafty for crew
- Two cameras with basic grip and lighting package

Post-production
- Up to three (3) revisions on final campaign video
- One(1) 1.5-2.5 minute campaign hero video for fundraising campaign
- Three (3) 15-30 second social ads

Add ons available at an additional charge:
- Location rental
- Additional crew
- Additional days of filming
- On site director / producer

- Additional gear
- Actors
- Photography

(7) Partnerships:
- Source and negotiate private ad placements with relevant publishers and email newsletters

(8) Campaign forecasting:
- Advertising spend and campaign timeline projections based on client goals and campaign metrics

(9) Reporting:
- Regular calls weekly for month one after launch and 2/month thereafter
- Strategic planning, implementation, and execution of the marketing budget
- Coordinating with third party agents in connection with performance of services.

FEES DO NOT INCLUDE
- Expenses

Marketing Services are provided by DealMaker Reach LLC. Customer hereby agrees to the terms set forth in the DealMaker Reach Terms of Service linked [here], with fees described on Schedules A and B hereto.

Will Meris
_____
Customer Representative

Schedule "C"
DealMaker Securities Services

Onboarding Services
- Due diligence
- Assisting in the preparation and review of Form C
- Other services necessary and required prior to the regulatory approval of the Offering.

Advisory, Compliance and Consulting Services During the Offering
- services as Company's Intermediary for the Offering, pursuant to Regulation CF
- coordination with third party vendors and general guidance with respect to the Offering
- providing updates to issuer with respect to the Offering
- co-ordinating closings and release from escrow
- Reviewing investor information, including identity verification, performing AML (Anti-Money Laundering) and other compliance background checks, and providing issuer with information on an investor in order for issuer to determine whether to accept such investor into the Offering.
- If necessary, discussions with the issuer regarding additional information or clarification on an issuer-invited investor.
- Providing education materials for Client to share with investors
- Coordinating with third party agents in connection with performance of services.
- Creating User account access for investors to participate in the issuer-directed Offering
- Providing communication channels for Client's investors in the issuer-directed Offering, as required by Regulation 17 C.F.R. Part 227 ("Regulation CF")

Customer hereby engages and retains DealMaker Securities LLC, a registered Broker-Dealer, to provide the applicable services described above. Customer hereby agrees to the terms set forth in the DealMaker Securities Terms linked here, with fees described on Schedule A hereto.

Will Meris
_____
Customer Representative


Schedule "D"
DealMaker.tech Subscription Platform and Shareholder Engagement Online Portal


During the Offering, Subscription Processing and Payments Functionality

- Creation and maintenance of deal portal powered by DealMaker.tech software with fully-automated tracking, signing, and reconciliation of investment transactions
- Full analytics suite to track all aspects of the offering and manage the conversion of prospective investors into actual investors.

Apart from the Offering, Shareholder Management via DealMaker Engage

- Shareholder management software to provide corporate updates, announce additional financings, and track engagement
- Document-sharing functionality to disseminate share certificates, tax documentation, and other files to investors
- Monthly fee is payable to DealMaker.tech while the client has engaged DealMaker Transfer Agent

Subscription Management and Shareholder Engagement Technology is provided by Novation Solutions Inc. O/A DealMaker. Customer hereby agrees to the terms set forth in the DealMaker Terms of Service linked [here] with fees described on Schedule A hereto.

Will Meris
_____
Customer Representative

Schedule "E"
DealMaker Transfer Agent

Account Setup:

General onboarding and customer account setup, includes:

- Upload of existing shareholder list (2,500 shareholders or fewer)
- Issuer review and compliance package (directors resolutions, etc)

Shareholder Management Portal Monthly Fee

.

Shareholders	Monthly Fee
0-250	$250 *minimum flat fee*
251-500	$0.75 / shareholder
501-1500	$0.50 / shareholder
1,501-5,000	$0.20 / shareholder
5,001-10,000	$0.10 / shareholder
10,001+	$0.08 / shareholder

Issuance Fees (Per Action)

Electronic Record (Book Entry) security issuance fee included

Fees for additional services are listed on the DMTA Engage Premium Rate card [here] and are subject to regular update in the ordinary course. **Upload of historic shareholder list includes up to 2,500 shareholders provided that that shareholder data meets DealMaker's standard data format. Services related to onboarding historical shareholders where data is not provided in DealMaker's standard format or above and beyond the first 2,500 shareholders will be billable at DMTA's standard hourly rates of $50 per hour.**

A condition of the use of DealMaker Transfer Agent LLC services is that Customer continue to pay any and all outstanding fees owing to DealMaker, including software fees for use of the DealMaker Engage Shareholder Management software portal on a monthly basis, on the fees and terms established in the Order Form entered into between Customer and DealMaker.

Customer hereby engages and retains DealMaker Transfer Agent LLC, a registered Transfer Agent, to provide the applicable services described [here], with fees described on Schedule A hereto.

Will Meris

Customer Representative

Signature Certificate

Reference number: TSG9X-TAMJ9-R7LHF-GP6S2

Signer	Timestamp	Signature

Will Meris
Email: will@orangecomet.com

Sent:	02 May 2024 13:16:17 UTC	
Viewed:	02 May 2024 17:07:59 UTC	
Signed:	02 May 2024 19:13:10 UTC	

Recipient Verification:

✔ Email verified   02 May 2024 17:07:59 UTC

Will Meris

IP address: 68.231.74.197
Location: Scottsdale, United States

Document completed by all parties on:
02 May 2024 19:13:10 UTC

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